Michael K. Krebs Direct Line: (617) 439-2288 Fax: (617) 310-9288 E-mail: mkrebs@nutter.com

January 11, 2024

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	James Lopez (lopezJ@sec.gov)
Michael Volley (volleym@sec.gov)
Michael Henderson (hendersonM@sec.gov)
Madeleine Joy Mateo (mateom@sec.gov)

Re:	Eastern Bankshares, Inc.
Registration Statement on Form S-4
Submitted November 13, 2023
CIK No. 0001810546
File No. 333-275479

Ladies and Gentlemen:

We are writing in response to your letter dated January 10, 2024, setting forth the supplemental comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above-referenced registration statement on Form S-4/A (the “Registration Statement”) filed by Eastern Bankshares, Inc. (“Eastern”) on December 20, 2023. Eastern has considered the Staff’s supplemental comment and its response is set forth below.

In addition, we hereby submit Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which Eastern has revised in response to the Staff’s comment letters dated January 5, 2024 and January 10, 2024 and to update other disclosures.

Response Letter dated January 8, 2024

Certain Stand-Alone Eastern Prospective Financial Information Used by BofA Securities, page 89

1.

We note the statement in response to comment two that the financial advisors did not make any assumptions about “specific interest rates prevailing from time to time.” It is still unclear whether the projections or financial advisor opinions included underlying

U.S. Securities & Exchange Commission

January 11, 2024

assumptions about interest rates, for example, any general trends or ranges of interest rates. Additionally, we note you state that certain sentences will be deleted because “the assumption is immaterial.” With a view to clarifying disclosure about underlying assumptions, advise us if any assumptions about general trends or ranges of Fed Funds rates or deposit-rate sensitivities were used.

Eastern Response:

To address the Staff’s comments, Eastern has added disclosures on page 90 of the preliminary joint proxy statement/prospectus in Amendment No. 2 to provide greater specificity regarding the assumptions made (and not made) in preparing the prospective financial information in the section titled “Certain Unaudited Prospective Financial Information” beginning on page 88 of Amendment No. 2.

Upon further consideration, Eastern has chosen not to delete the statement “the cost of cash was based on the Fed Funds forward curve and long-term FOMC Fed Funds target in the terminal year” which appeared twice in Amendment No. 1 to the Registration Statement. Instead, Eastern has added disclosure on page 91 of Amendment No. 2 to put the statement in context and to specify the Fed Funds forward curve and long-term FOMC Fed Funds target used.

At the Staff’s request, Eastern hereby confirms for itself, and as authorized by Cambridge for Cambridge, that Cambridge and Eastern, as well as BofA Securities and J.P. Morgan, at the direction and with the approval of Cambridge and Eastern, respectively, did not make any assumption about general trends or ranges of Fed Funds rates or deposit-rate sensitivities when preparing the extrapolations presented in the Certain Unaudited Prospective Financial Information section.

U.S. Securities & Exchange Commission

January 11, 2024

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

MKK:

cc:	Mr. Robert F. Rivers
Chair and Chief Executive Officer
Eastern Bankshares, Inc.

Mr. James B. Fitzgerald
Chief Administrative Officer, Chief Financial Officer
Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Eastern Bankshares, Inc.

Richard A. Schaberg, Esq.
Les B. Reese, III, Esq.
Hogan Lovells US LLP